UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 333-126183
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WORTHINGTON INDUSTRIES RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

TABLE OF CONTENTS

SIGNATURES		4

FINANCIAL STATEMENTS		6-14

EXHIBIT INDEX		15

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.	16

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees are being filed herewith:
INDEX

Page

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statement of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8 - 13

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	14

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

By:	Administrative Committee,
Plan Administrator

Date: June 29, 2006	By:	/s/ Dale T. Brinkman
Dale T. Brinkman, Member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees
Wooster, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), as of December 31, 2005, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
MEADEN & MOORE, LTD.
Certified Public Accountants
May 5, 2006
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees

	December 31
	2005	2004
ASSETS
Investment in The Worthington Deferred Profit Sharing Plan Master Trust	$1,244,120	$985,659
Receivable	74,843	4,917
Participant loans	21,770	26,136

	1,340,733	1,016,712

LIABILITIES	—	—

Net Assets Available for Benefits	$1,340,733	$1,016,712

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees

	Year Ended December 31
	2005	2004
Additions to Net Assets Attributed to:
Contributions:
Employer	$116,519	$1,227
Employee	196,635	33,168

	313,154	34,395

Interest and dividend income	34,927	1,780
Net appreciation in fair value of investment held in the Deferred Profit Sharing Plan Master Trust	41,282	4,489

Total Additions	389,363	40,664

Deductions from Net Assets Attributed to:
Benefits paid to participants	64,367	67,475
Administrative expenses	975	165

Total Deductions	65,342	67,640

Net Increase (Decrease) before Plan Transfer	324,021	(26,976)

Plan to plan transfers, net	—	943,708

Increase in Net Assets	324,021	916,732

Net Assets Available for Benefits:
Beginning of Year	$1,016,712	99,980

End of Year	$1,340,733	$1,016,712

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees
1	Description of Plan

The following description of Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
     General:
The Plan is a defined contribution Plan covering all union employees at the Gerstenslager facility of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. On September 17, 2004, Worthington acquired the Chilton and Gerett facilities and the related assets from Western Industries, Inc. On that same date, the Plan was amended and restated to include the union employees at these two facilities who previously participated in the Western Industries Savings and Retirement Plan. The account balances of these employees have been transferred into the Plan. The Plan is subject to the provisions of the Employee retirement Income Security Act of 1974(“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the Trustee). Worthington is the Plan sponsor. The Plan was formerly known as the Gerstenslager Union Retirement Savings Plan.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”), the other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Gerstenslager Deferred Profit Sharing Plan, the Dietrich Industries, Inc. Salaried Employees Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

Prior to March 1, 2004, the Master Trust was comprised of four plans: Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan and the Gerstenslager Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investments are allocated monthly to the participating Plans on the basis of unit ownership at the close of the previous month.
     Eligibility:
Union employees at the Gerstenslager facility who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Effective September 17, 2004, the union employees of Chilton and Gerett are eligible to participate in the Plan after satisfying the applicable probationary period for each employment location.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees
1	Description of Plan, Continued

Contributions:

Cash or Deferred Option [401(k)] — Gerstenslager participants may elect to have up to 50% of their compensation contributed to the Plan by the Company. Chilton and Gerett participants may elect to have up to 60% of their compensation contributed to the Plan by the Company. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions — there are no matching contributions for the Gerstenslager participants. The Chilton participants will receive matching contributions equal to 25% of their section 401(k) contributions up to 5% of their compensation. The Gerett participants will receive matching contributions equal to 25% of their section 401(k) contributions up to 4% of their compensation.

Annual Company Contributions — There are no annual company contributions for the Gerstenslager and Gerett participants. The Chilton participants will receive the following annual contributions:
     For workers employed at change of ownership:
1% of pay each year up to age 44
2% of pay each year for ages 45 through 54
4% of pay each year for ages 55 through 59
8% of pay each year for ages 60 and over
     For workers hired after change of ownership
Employees will receive an annual contribution of 1% of pay regardless of age
401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual company contributions (as applicable), earnings and losses thereon.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.
     Investment Options:
Participants direct their contributions among a choice of the Plan’s 15 investment options. All contributions are allocated to the designated investment options based upon the participants’ discretion, though, to the extent that participants receiving contributions have made no allocation election, the participants’ contribution is invested in the applicable Fidelity Freedom Fund.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees
1	Description of Plan, Continued

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Employer matching contributions are vested as follows:

Years of
Service	%

Less than 3	0%
3 or more	100%
     Forfeitures:
Forfeitures will be used to reduce any future employer contributions. There were no allocated forfeitures during 2005 and 2004.
     Participants’ Loans:
Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.
The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.
     Other Plan Provisions:
Normal retirement age is 65. The Gerstenslager participants may receive early benefit payments after reaching the age of 59 1/2. Early retirement age is 62 for the Chilton and Gerett participants.
     Payment of Benefits:
Upon termination of service by reason of retirement, death or total and permanent disability, a Gerstenslager participant may receive a lump sum amount equal to the value of his or her account. Chilton and Gerett participants may receive a lump sum or periodic installments.
     Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.
     Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees
2	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition:
The Master Trust’s investments are stated at fair value. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. Worthington stock is a unitized stock fund that holds just Worthington common stock and cash. The stock is valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments.
     Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
     Administrative Fees:
The Company pays substantially all administrative fees.
     Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
3	Tax Status

On November 8, 2002, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended, but a new determination letter from the IRS has not been received. However, the Plan Administrator and the tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statement.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees
4	Investments

	2005	2004

Investments of Master Trust at Fair Value:

Registered Investment Companies	$189,606,658	$166,321,993
Common Collective Trusts	42,966,264	39,014,053
Worthington Industries, Inc. securities	27,105,643	32,123,192

	$259,678,565	$237,459,361

The Plan’s share of the investments held by the Master Trust is less than 1% at December 31, 2005 and 2004. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment income for the Master Trust:

	2005	2004

Interest and Dividend income	$8,178,591	$5,075,064

Worthington Industries, Inc. securities	(612,193)	3,138,931

Net appreciation in fair value of shares of registered investment companies and common collective trusts	9,855,060	13,669,996

	$17,421,458	$21,883,991

At December 31, 2005 and 2004, the Master Trust held 2,451,839 and 2,832,732, respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $960,234 and $1,016,206 for the years ended December 31, 2005 and 2004, respectively.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees
5	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Plan offers Company stock as an investment option, as a result Worthington qualifies as a party-in-interest.

6	Plan to Plan Transfer

Participants within the Plan that are 100% vested are permitted to transfer their account to another plan sponsored by the Sponsor in the event they change employers within the group. If the participant is not 100% vested, they have to wait until the time that they become 100% vested. The participant’s time as a non-union employee with any WI company will count towards their vesting time.

During 2004, the Plan received participant account transfers totaling $943,708. Of this amount, $902,992 related to Chilton and Gerett participants who previously participated in the Western Industries Savings and Retirement Plan. The remaining balance was participant transfers from other plans of the plan sponsor.

7	Recently issued Accounting Pronouncements

In December 2005, the FASB issued FASB Staff Position AAG-INV-A. The new pronouncement requires fully benefit-responsive investment contracts be valued at fair value instead of contract value. The pronouncement will be effective for the year ended December 31, 2006. The effect of this pronouncement on these financial statements has not been determined.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Worthington Industries, Inc.
Retirement Savings Plan for Collectively Bargained Employees
EIN 34-0245610
Plan Number 003
December 31, 2005

		( c )
		Description of Investment Including		(e)
	(b)	Maturity Date, Rate of Interest,	(d)	Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Investment in The Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$1,244,120
*	Participant outstanding loans	Notes receivable (interest at prevailing local rate)	N/A	21,770

				$1,265,890

*	Party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.	16